AM 4/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

[redacted]

02022688

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
47643
8- ~~01-46298~~

RECEIVED MAR 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helix Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Avenue of the Stars, Suite 1240
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Eliot - 310-788-8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa St. (Address) Los Angeles (City), CA (State) 90017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM 4/4/2002

OATH OR AFFIRMATION

I, Bruce Eliot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helix Trading LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 3/28/02

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles } ss.

On March 28, 2002 before me, Tannaz Anisi,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Bruce Eliot,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ ~~is/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

TANNAZ ANISI
Commission # 1209127
Notary Public - California
Los Angeles County
My Comm. Expires Jan 24, 2003

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer

Signer's Name: ____________________

☐ Individual
☐ Corporate Officer — Title(s): ____________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
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STATEMENT OF FINANCIAL CONDITION

HELIX Trading, L.L.C. (A Delaware Limited Liability Company)

December 31, 2001

with Report of Independent Auditors

HELIX Trading, L.L.C.
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Members
HELIX Trading, L.L.C.

We have audited the accompanying statement of financial condition of HELIX Trading, L.L.C. (a Delaware Limited Liability Company) (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HELIX Trading, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 14, 2002

HELIX Trading, L.L.C.
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents at financial institutions	$	253,070
Cash on deposit with clearing organization		183,185
Commissions receivable		506,653
Total assets	$	942,908
Liabilities and members' equity		
Accounts payable and accrued expenses	$	287,610
Total liabilities		287,610
Commitments and contingencies		
Members' equity		655,298
Total liabilities and members' equity	$	942,908

See accompanying notes.

HELIX Trading, L.L.C.
(A Delaware Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and History

HELIX Trading, L.L.C. (the Company), was created on August 1, 1994, under its previous legal form of HELIX Trading, L.P. (the Partnership) and commenced operations on March 20, 1995. It is a registered broker-dealer under the Securities Exchange Act of 1934, and is also registered in various states. In addition, it is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

On July 1, 2001, the Partnership entered into a Limited Partnership Unit Purchase Agreement (the Agreement) with all limited partners for the purchase of all outstanding equity units other than those owned by certain officers of the Partnership. Upon execution of the Agreement, the remaining partners (the Members) formed the Company by converting the Partnership into a limited liability company under the Delaware Limited Liability Company Act.

Under the terms of the Company's Operating Agreement, the personal liability of each Member to the Company, to the other Members, to the creditors of the Company or any third party for the losses, debts or liabilities of the Company shall be limited to the amount of the capital contribution which has not theretofore been returned to it as a distribution. Every Member of the Company shall be entitled to a percentage of the total votes equal to that Member's then current percentage interest in the Company.

Unless earlier terminated or dissolved pursuant to the provisions of the Operating Agreement, the Company shall have a perpetual existence.

The Company receives commissions for introducing trades on behalf of an affiliated registered investment advisor, HELIX Investment Partners, L.L.C. (the Advisor), a Delaware limited liability company.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments at financial institutions and cash on deposit with a clearing organization, which is restricted.

Income Taxes

The Company is not subject to federal or state income taxes. The Members are required to report their proportional share of income on their individual or corporate income tax returns.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's excess net capital was $626,063 under this requirement. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

4. Related Party Transactions

At December 31, 2001, substantially all of the Company's commissions receivable are from introducing trades of affiliated investment partnerships on behalf of the Advisor.

5. Commitments and Contingencies

The Company has entered into an agreement with a clearing broker which requires that certain minimum balances be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. At December 31, 2001, the Company was required to maintain a minimum of $150,000 with the clearing broker, which is included in "Cash on deposit with clearing organization" in the accompanying statement of financial condition. In connection with this agreement, the Company is contingently liable for nonperformance of its customers. It is the Company's policy to continuously monitor its exposure to this risk.

6. Concentration of Credit Risk

The Company has on deposit approximately $253,000 of cash with a U.S. bank. The FDIC protection limit is $100,000. Remaining cash and cash equivalents represent money-market funds and U.S. Government Treasury Bills which are not federally insured.